UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024.

Commission File Number: 001-40627

SOPHiA GENETICS SA

(Exact name of registrant as specified in its charter)

La Pièce 12

CH-1180 Rolle / VD

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

On June 24, 2024, SOPHiA GENETICS SA (the “Company”) held its annual general meeting. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below:

·	Item 1: 2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports. The shareholders approved the 2023 Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2023 and acknowledged the Auditors’ Reports. The shareholders approved the proposal of the Board of Directors on this item with 39,464,838 votes (99.82% of all ordinary shares represented) in favor, 5,192 votes (0.01%) against and 67,565 (0.17%) abstentions.

·	Item 2: Consultative vote on the 2023 ESG Impact Summary (Sustainability Report). The shareholders approved the proposal of the Board of Directors on this item with 39,503,166 (consultative) votes (99.91% of all ordinary shares represented) in favor, 27,020 votes (0.07%) against and 7,409 (0.02%) abstentions.

·	Item 3: Discharge of the members of the Board of Directors and the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and the Executive Committee from liability for the financial year 2023. The shareholders approved the proposal of the Board of Directors on this item with 35,559,798 votes (99.76% of all ordinary shares represented) in favor, 25,244 votes (0.06%) against and 69,729 (0.18%) abstentions.

·	Item 4: Appropriation of 2023 Financial Results. The shareholders approved that the net loss of the Company for the financial year 2023 in the amount of CHF 58,130,396 be carried forward, resulting in a total loss of CHF 311,338,505 to be carried forward. The shareholders approved this item with 39,510,602 votes (99.93% of all ordinary shares represented) in favor, 4,020 votes (0.01%) against and 22,973 (0.06%) abstentions.

·	Item 5: Re-election of the Chair; re-election of the Members of the Board of Directors. The shareholders approved the re-election of the following members of the Board of Directors, including the Chair, for a term of office until the completion of the 2025 Annual General Meeting. Lila Tretikov did not stand for re-election.

a. The shareholders approved the re-election of Troy Cox with 38,893,775 votes (98.37% of all ordinary shares represented) in favor, 637,170 votes (1.61%) against and 6,650 (0.02%) abstentions.

b. The shareholders approved the re-election of Jurgi Camblong with 39,519,483 votes (99.95% of all ordinary shares represented) in favor, 11,809 votes (0.03%) against and 6,303 (0.02%) abstentions.

c. The shareholders approved the re-election of Tomer Berkovitz with 39,522,750 votes (99.96% of all ordinary shares represented) in favor, 7,543 votes (0.02%) against and 7,302 (0.02%) abstentions.

d. The shareholders approved the re-election of Jean-Michel Cosséry with 39,328,524 votes (99.47% of all ordinary shares represented) in favor, 155,629 votes (0.39%) against and 53,442 (0.14%) abstentions.

e. The shareholders approved the re-election of Kathy Hibbs with 39,367,619 votes (99.57% of all ordinary shares represented) in favor, 162,674 votes (0.41%) against and 7,302 (0.02%) abstentions.

f. The shareholders approved the re-election of Didier Hirsch with 39,119,802 votes (98.94% of all ordinary shares represented) in favor, 411,143 votes (1.04%) against and 6,650 (0.02%) abstentions.

g. The shareholders approved the re-election of Vincent Ossipow with 39,234,335 votes (99.23% of all ordinary shares represented) in favor, 176,436 votes (0.45%) against and 126,824 (0.32%) abstentions.

·	Item 6: Re-election of the members of the Compensation Committee. The shareholders approved the re-election of Jean-Michel Cosséry, Kathy Hibbs and Vincent Ossipow as members of the Compensation Committee, each for a term of office until the completion of the 2025 Annual General Meeting.

a. The shareholders approved the re-election of Kathy Hibbs with 39,366,214 votes (99.57% of all ordinary shares represented) in favor, 164,074 votes (0.41%) against and 7,307 (0.02%) abstentions.

b. The shareholders approved the re-election of Jean-Michel Cosséry with 39,324,521 votes (99.46% of all ordinary shares represented) in favor, 159,632 votes (0.40%) against and 53,442 (0.14%) abstentions.

c. The shareholders approved the re-election of Vincent Ossipow with 39,230,989 votes (99.22% of all ordinary shares represented) in favor, 179,782 votes (0.45%) against and 126,824 (0.32%) abstentions.

·	Item 7. Election of the Independent Proxy. The shareholders approved the election of the notary firm PHC Notaires, in Lausanne/VD, Switzerland, as independent proxy for a term of office until the completion of the 2025 Annual General Meeting. The shareholders approved the proposal of the Board of Directors on this item with 39,527,683 votes (99.97% of all ordinary shares represented) in favor, 3,640 votes (0.01%) against and 6,272 (0.02%) abstentions.

·	Item 8. Re-election of the Statutory Auditors. The shareholders approved the re-election of PricewaterhouseCoopers SA as the statutory auditors for the fiscal year 2024. The shareholders approved the proposal of the Board of Directors on this item with 39,525,006 votes (99.97% of all ordinary shares represented) in favor, 11,470 votes (0.03%) against and 1,119 (0.00%) abstentions.

·	Item 9. Approval of the Compensation of the Board of Directors and the Executive Committee. The shareholders approved a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,942,600 for the period from the 2024 Annual General Meeting to the 2025 Annual General Meeting, a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 2,851,310 for the financial year 2025 and a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 14,500,000 for the current financial year 2024.

a. The shareholders approved the maximum aggregate amount of compensation for members of the Board of Directors with 35,176,115 votes (88.97% of all ordinary shares represented) in favor, 3,762,051 votes (9.52%) against and 599,429 (1.52%) abstentions.

b. The shareholders approved the maximum aggregate amount of fixed compensation for members of the Executive Committee with 38,946,580 votes (98.51% of all ordinary shares represented) in favor, 525,312 votes (1.33%) against and 65,703 (0.17%) abstentions.

c. The shareholders approved the maximum aggregate amount of variable compensation for members of the Executive Committee for 2024 with 34,658,948 votes (87.66% of all ordinary shares represented) in favor, 3,826,706 votes (9.68%) against and 1,051,941 (2.66%) abstentions.

d. The shareholders approved the maximum aggregate amount of variable compensation for members of the Executive Committee for 2023 with 34,675,908 votes (87.70% of all ordinary shares represented) in favor, 3,819,266 votes (9.66%) against and 1,042,421 (2.64%) abstentions.

·	Item 10: Amendments to Articles of Association. The shareholders approved the amendments to the Company’s Articles of Association (“AoA”).

a. Capital Range (or Band): The shareholders approved amending Article 4a of the AoA (Capital Range) in order to extend the term of the capital range and, accordingly, replacing Article 4a para. 1 of the AoA as set out in the invitation to the Annual General Meeting of May 15, 2024 as filed on Form 6-K with the SEC on the same date, with 36,258,648 votes (91.71% of all ordinary shares represented) in favor, 3,269,899 votes (8.27%) against and 9,048 (0.02%) abstentions.

b. Conditional Share Capitals: The shareholders approved amending Article 4b of the AoA (Conditional Share Capital for Employee Participation) in order to increase the total amount of conditional share capital and, accordingly, replace Article 4b para. 1 of the AoA as set out in the invitation to the Annual General Meeting of May 15, 2024 as filed on Form 6-K with the SEC on the same date, with 36,260,880 votes (91.71% of all ordinary shares represented) in favor, 3,262,364 votes (8.25%) against and 14,351 (0.04%) abstentions.

SIGNATURE

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-266704 and 333-280060) of SOPHiA GENETICS SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA

Date: June 25, 2024

By:	/s/ Daan van Well
Name:	Daan van Well
Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended Articles of Association